Exhibit 99.1

Fanhua Announces Strategic Investment from Fosun

GUANGZHOU, China, April 6, 2017 (GLOBE NEWSWIRE) - Fanhua Inc. ( “Fanhua” or “the Company”) (Nasdaq: FANH), a leading independent online-to-offline ("O2O") financial services provider in China, today announced the completion of a private placement of 66,000,000 ordinary shares of the Company, at purchase price of $0.44185 per share, for a total investment of $29,162,100, by Fosun Industrial Holdings Limited ("Fosun"), a wholly-owned subsidiary of Fosun International Limited, one of the largest investment groups in China. The purchase price represents the average closing price of the past 20 days prior to the signing of the share purchase agreement on March 29, 2017. Fosun holds 5.34% of the equity interests in the Company post-closing and its purchased shares are subject to a contractual one-year lock-up.

In connection with this investment, Fosun and Fanhua entered into a strategic cooperation agreement to establish a long term strategic partnership to pursue strategic collaboration in areas such as insurance, health care, investment and financial services. Fanhua expects to strengthen business cooperation with Fosun's affiliated insurance companies to leverage Fosun’s brand name and variety of insurance offerings with its own extensive insurance sales and service network.

Commenting on Fosun's strategic investment in Fanhua, Mr. Chunlin Wang, chief executive officer of Fanhua, said, “Fosun’s strategic investment in Fanhua validates Fanhua's business value and its leading position in the professional insurance intermediary sector. It also constitutes a vote of confidence by Fosun in Fanhua’s business and long-term growth prospects. Fosun is a world-class investment group with outstanding industrial integration capabilities and global asset allocation capabilities. Fosun has already invested in a number of insurance companies in China and abroad and its global footprint includes a number of new business areas including healthcare and Internet of Vehicles. We believe Fosun’s investment in and cooperation with the Company will, in the short term, be instrumental to further diversifying our product offerings, improving customer experience and strengthening our leadership in the insurance intermediary sector. Over the long term, we believe this relationship provides strong momentum toward realizing our goal of becoming a diversified financial services provider and achieving sustainable and profitable growth.

“We look forward to exploring opportunities for deeper cooperation with Fosun in many aspects by leveraging both parties’ resources and complementary strengths to provide continuous mutual benefits for the foreseeable future.”

About Fosun Industrial Holdings Limited

Fosun Industrial Holdings Limited is a wholly-owned subsidiary of Fosun International Limited, or Fosun International (00656.HK), a leading international conglomerate and investment group based in China. Its main businesses include integrated finance (wealth) (insurance, investment, wealth management and innovative finance), and industrial operations (health, happiness, property development and sales and resources. Fosun International ranked among the top 100 Chinese companies and Fortune top 500 listed companies in 2016. Its total assets were RMB486.8 billion and the total assets of its insurance segment were RMB203.3 billion in 2016. As of date, Fosun International has invested in a number of insurance companies, including New China Life Insurance Company Co., Ltd., Yong'an Property and Casualty Insurance Co., Ltd., Fosun Pramerica Life Insurance Co., Ltd., Fosun United Health Insurance Co., Ltd., Peak Reinsurance Co., Ltd., Fidelidade Companhia de Seguros, S.A. and Meadowbrook Insurance Co., Ltd.

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About Fanhua Inc.

Fanhua Inc., formerly known as CNinsure Inc., is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance. Our online platforms include (1) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (2) CNpad App, a mobile sales support application and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of December 31, 2016, our distribution network consisted of 746 sales outlets operating in 21 provinces and its claims adjusting service network covered 29 provinces with 161 service outlets.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company's future financial and operating results, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, Fanhua’s ability to attract and retain key personnel and productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

CONTACT: Oasis Qiu

Investor Relations Manager

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com

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